SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 7, 2006

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Investor Relations	Novartis International AG CH-4002 Basel Switzerland
Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

-Investor Relations Release-

Novartis makes offer for NeuTec Pharma, acquisition adds two highly promising biotech drugs to portfolio for patients with severe infections

•                  Public offer to acquire 100% of UK specialty biopharmaceutical company for
GBP 10.50 per share; total equity consideration of GBP 305 million (USD 569 million)

•                  Transaction unanimously recommended by NeuTec Board of Directors

•                  Major shareholders representing 39% of the company support the deal

•                  Entry into fast-growing market for anti-infectives that address difficult-to-cure diseases and expands range of specialty medicines sold to hospitals

•                  Two medicines in clinical development in areas of high unmet medical need:

•                  Mycograb® an antibody fragment to be used with antifungals for treatment of invasive Candida infections; submitted to EU authorities, FDA submission planned for 2009

•                  Aurograb® an antibody fragment to be used with antibacterials for treatment of Staphylococcus infections, submissions planned for 2010

Basel, June 7, 2006 — Novartis announced today a recommended public offer to acquire NeuTec Pharma plc (LSE: NTP), a UK biopharmaceutical company specializing in hospital anti-infectives with a strong late-stage portfolio as well as a platform of early research activities.

The NeuTec Board of Directors has unanimously recommended a cash offer by Novartis to acquire NeuTec for GPB 10.50 per share that values NeuTec’s entire issued share capital at approximately GBP 305 million (USD 569 million).

“Our proposed acquisition of NeuTec exemplifies our commitment to innovative medicines for severely ill patients. In clinical trials, Mycograb has been shown to significantly lower the mortality of patients with severe fungal infections. Both Mycograb and Aurograb promise to dramatically improve the treatment possibilities in this area, and will also enable Novartis to strengthen its biologics pipeline and anti-infective drug portfolio,” said Dr. Daniel Vasella, Chairman and CEO of Novartis.

Mycograb® has been submitted for EU approval, while submission in the US is planned for 2009. Aurograb® is expected to be submitted for EU and US approval in 2010. Additional clinical trials will be conducted to further expand the potential of both therapies.

Shareholders of NeuTec representing 39% of the existing issued ordinary share capital have expressed support and intend to accept the offer. These shareholders comprise members of the

NeuTec Board of Directors, who have provided firm commitments for 9%, and institutional shareholders who have given support for a further 30% of the company.

“The treatment of hospital-acquired infectious diseases is increasingly moving towards combination therapy to improve outcomes and prevent the occurrence of resistance. We believe that our products based on naturally occurring antibodies are well-suited to address this challenge. The reach and resources of Novartis will help to maximize the potential of Mycograb and Aurograb to treat more patients and have a greater impact in an area with unmet medical need,” said Professor James Burnie, CEO of NeuTec.

Novel hospital products expand specialty medicines portfolio

The acquisition of NeuTec will expand the offering of specialty medicines by Novartis, which includes the company’s leading oncology portfolio, and expand access to the dynamic hospital segment of the worldwide anti-infectives market.

Mycograb is a twice-daily intravenous genetically recombinant antibody fragment, or “grab,” add-on treatment targeting heat shock protein 90 (“hsp90”) developed for treatment of invasive candidiasis. This life-threatening fungal infection, which is due to the Candida species, has a high mortality rate. Mycograb binds to the fungal hsp90, preventing the fungal defense mechanism and making the fungi more susceptible to antifungals such as amphotericin B.

Mycograb will compete in the systemic mycoses segment of the antifungal market, which had sales of USD 1.7 billion in 2005 in the top seven countries amid increasing medical need among immuno-compromised patients. The number of patients, estimated at more than 1.2 million worldwide annually, continues to rise as the population ages and also due to the growing number of surgeries, use of chemotherapy and an increase in transplants.

Mycograb has demonstrated superiority in clinical outcomes (84% vs. 48%) in combination with amphotericin B over the use of amphotericin B as a monotherapy, with a reduction in Candida-related mortality (4% vs. 18%) and mycological superiority (89% vs. 54%). Mycograb was well tolerated in these very sick patients.

NeuTec submitted a validated application with the EMEA for market authorization in March 2005. Mycograb has been granted Orphan Drug status in Europe and the US for use against invasive fungal infections, including systemic candidiasis. US submission is planned for 2009. New clinical trials will be conducted to further expand the potential use of this medicine in new therapeutic areas, such as invasive aspergillosis, and new geographies.

Aurograb is a twice-daily intravenous genetically recombinant antibody fragment, or “grab.”  It is an add-on treatment that targets Staphylococcus aureus, including the difficult-to-treat strains of Methicillin-Resistant Staphylococcus Aureus (MRSA), considered an important hospital-acquired (nosocomial) bacterial infection. Aurograb works by binding to a Staphylococcus aureus surface antigen, making the bacterial more susceptible to antibacterial agents.

This is a rapidly growing segment of the antibiotics market, with sales of USD 1.5 billion in 2005 in the top seven countries. More than six million people worldwide are treated annually for nosocomial infections, and resistance among Gram-positive bacteria is rapidly increasing.

Aurograb is currently in a double-blind placebo-controlled clinical trial. The study is being carried out in 35 centers in six European countries and has recruited 160 adult hospitalized patients with deep-seated staphylococcal infections. The trial is seeking to demonstrate superior clinical efficacy of Aurograb in combination with vancomycin versus vancomycin alone in the treatment of MRSA infections. Novartis plans to start clinical trials with other antibacterials, such as daptomycin, as an add-on therapy. Submission in the US and EU are planned for 2010.

Building a world-class infectious diseases portfolio

The acquisition of NeuTec will greatly expand the Novartis infectious diseases portfolio, one that has many biotechnology compounds with unique mechanisms of action.

“We are building a pipeline of first-in-class compounds to effectively and safely treat hospital infections as well as hepatitis to fulfill an urgent unmet medical need,” said Thomas Ebeling, Chief Executive Officer of Novartis Pharma AG. “The acquisition of NeuTec will expand our infectious disease portfolio to dramatically strengthen our position in hospital infections, another area where Novartis intends to offer new medicines that particularly address the issue of surging resistance and high mortality of serious infections.”

Through the acquisition of Chiron in 2006, Novartis gained the European rights to Cubicin® (daptomycin) for Europe and additional markets for treatment of complicated skin and soft-tissue infections (cSSTI) caused by Gram-positive bacteria. Cubicin is the first of a new class of antibiotics called cyclic lipopeptides.

Also in June 2005, Novartis signed a collaboration agreement with Arrow Therapeutics for its small molecule inhibitor A60444 for the treatment of Respiratory Syncytial Virus (RSV), another important hospital-based infection considered a serious threat to patient groups with poorly functioning or immature immune systems. A60444 is currently in Phase II trials.

Internal efforts at the Novartis Institutes for BioMedical Research (NIBR) are focused on discovering new antimicrobials to battle bacterial resistance as well as research and product development for hepatitis and RSV.

Novartis also has a series of collaborations focusing on novel treatments for hepatitis. Idenix Pharmaceuticals, Inc., a company in which Novartis has a majority ownership stake, is developing compounds for both hepatitis B and hepatitis C. Novartis also has an agreement with Anadys Pharmaceuticals, Inc. for a hepatitis C compound as well as other infectious disease indications, including hepatitis B.

Terms of the transaction with NeuTec Pharma plc

Novartis has agreed with the NeuTec Board of Directors on the terms of an all-cash offer to acquire all the issued and to-be-issued share capital of the company. The offer values the existing issued share capital of NeuTec at GBP 305 million (USD 569 million) and represents a 109% premium to the unaffected share price on June 5, 2006, of GBP 5.03.

This offer has customary terms, including a break fee, and is subject to regulatory approvals and other conditions (including the receipt of aggregated acceptances of over 90% of the voting rights in NeuTec, or at the discretion of Novartis, any such lower percentage over 50%). The public offer is expected to close in the second half of 2006.

Please refer to the Rule 2.5 Announcement and Offer Document, which will be available at www.novartis.com and will be prepared in accordance with The City Code on Takeovers and Mergers.

About NeuTec (www.neutecpharma.com)

NeuTec Pharma plc is a UK biopharmaceutical company formed in 1997 by Professor James Burnie and Professor Ruth Matthews. It specializes in the development of genetically recombinant antibodies, or “grabs,” for the treatment of life-threatening infections. The development of NeuTec’s products is based on identifying naturally occurring potentially protective antibodies from patients who have recovered from bacterial or fungal infections and then uses these to generate recombinant antibodies to treat these infections. As a result, NeuTec believes these compounds to be intrinsically safer than antibiotics. The company has 23 employees. NeuTec was listed in February 2002 on the AIM, the London Stock Exchange’s global market for smaller, growing companies.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 96,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Disclaimer

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act. Forward-looking statements are statements that are not historical facts and are generally identified by the words such as “potential”, “expected”, “will” and “intends”, or similar expressions, or by express or implied discussions regarding potential regulatory approval of products under development, or potential future revenues from such products, or other express or implied discussions of strategies, plans and expectations. Such statements reflect the current plans, expectations, objectives, intentions or views of management with respect to future events, are based on the current beliefs and expectations of management and are subject to significant risks, uncertainties and assumptions. There can be no guarantee that any of the potential products described in this press release will be approved for sale in any market, or that any of them will achieve any particular level of sales. In particular, management’s expectations regarding these products and the success of the transaction described above could be affected by, among other things, unexpected research results; additional analysis of clinical data; new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays, or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; the risk that the business being acquired will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; as well as factors discussed in the Company’s Form 20-F filed with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those set forth or implied by the forward-looking statements. These forward-looking statements speak only as of the date of this press release and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward looking statement is based.

Novartis Global Investor Relations
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: June 7, 2006	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting